MEIFX
Meridian Equity Income Fund
Top 10 Holdings
as of 9/30/2008

		Percentage
Holding	Market Value	of Portfolio
Leggett & Platt, Inc.	$839,460	2.7%

McDonald’s Corp.	771,250	2.5

Johnson & Johnson	743,721	2.4

Kimberly-Clark Corp.	716,482	2.3

Kraft Foods, Inc. Class A	687,750	2.2

SYSCO Corp.	675,177	2.1

Reynolds American, Inc.	666,337	2.1

Sonoco Products Co.	664,832	2.1

Newell Rubbermaid, Inc.	635,168	2.0

R. R. Donnelley & Sons Co.	623,430	2.0

Net Assets	$31,461,507

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MEIFX
Meridian Equity Income Fund
Top 10 Sectors
as of 9/30/2008

		Pct.
Sector	Market Value	Assets
Household-Home Furnishings	$839,460	2.7%

Restaurants	771,250	2.5%

General Merchandise Stores	746,550	2.4%

Pharmaceuticals	743,721	2.4%

Household Products	716,482	2.3%

Paper & Forest Products	693,770	2.2%

Food & Meats-Packaged	687,750	2.2%

Data Processing & Outsourced Services	675,450	2.2%

Food Distributors	675,177	2.1%

REITs-Diversified	672,384	2.1%

Net Assets	$31,461,507

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERDX
Meridian Growth Fund
Top 10 Holdings
as of 9/30/2008

		Percentage
Holding	Market Value	of Portfolio
Mercury General Corp.	$47,149,386	3.3%

Edwards Lifesciences Corp.	44,272,174	3.1

Rollins, Inc.	43,501,780	3.1

PetSmart, Inc.	41,189,099	2.9

Ross Stores, Inc.	40,336,398	2.9

Digital Realty Trust, Inc. REIT	38,215,800	2.7

Millipore Corp.	37,963,840	2.7

Willis Group Holdings, Ltd. (United Kingdom)	37,632,258	2.7

SVB Financial Group	36,784,992	2.6

Dun & Bradstreet Corp.	36,451,268	2.6

Net Assets	$1,410,806,285

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERDX
Meridian Growth Fund
Top 10 Sectors
as of 9/30/2008

		Pct.
Sector	Market Value	Assets
Healthcare Products	$132,534,023	9.4%

Industrial Conglomerates	132,439,520	9.4%

Tech-Software	112,498,115	8.0%

Retail	87,597,050	6.2%

Insurance Brokers	82,263,505	5.8%

Technology	77,265,037	5.5%

Business Services	70,980,010	5.0%

Brokerage & Money Management	58,713,383	4.2%

Insurance-Property & Casualty	47,149,386	3.3%

Consumer Services	43,501,780	3.1%

Net Assets	$1,410,806,285

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MVALX
Meridian Value Fund
Top 10 Holdings
as of 9/30/2008

		Percentage
Holding	Market Value	of Portfolio
Kinder Morgan Management, LLC	$41,579,517	3.3%

Hawaiian Electric Industries, Inc.	41,190,574	3.2

Sealed Air Corp.	39,705,144	3.1

Abbott Laboratories	39,401,994	3.1

Willis Group Holdings, Ltd. (United Kingdom)	39,237,838	3.1

CACI International, Inc. Class A	38,326,500	3

Progress Energy, Inc.	37,600,734	3

Verizon Communications, Inc.	37,288,580	2.9

Mattel, Inc.	34,947,088	2.8

Beckman Coulter, Inc.	34,082,299	2.7

Net Assets	$1,270,282,813

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MVALX
Meridian Value Fund
Top 10 Sectors
as of 9/30/2008

		Pct.
Sector	Market Value	Assets
Healthcare Products	$205,914,702	16.2%

Industrial Products	158,996,008	12.5%

Utilities	121,986,327	9.6%

Consumer Products	105,460,670	8.3%

Energy	89,717,415	7.0%

Media	62,973,098	5.0%

Pharmaceuticals	61,978,448	4.9%

Technology	45,421,902	3.6%

Insurance Brokers	39,237,838	3.1%

Information Technology Services	38,326,500	3.0%

Net Assets	$1,270,282,813

Investment Philosophy	Open an Account	Shareholder Services	Privacy Policy

Short Term Trading Policy	Disclosure of Portfolio Holdings	Proxy Voting	Tax Information
© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
Top 10 Holdings
as of
9/30/2008
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio
Leggett & Platt, Inc.	$839,460	2.7%
McDonald’s Corp.	771,250	2.5
Johnson & Johnson	743,721	2.4
Kimberly-Clark Corp.	716,482	2.3
Kraft Foods, Inc. Class A	687,750	2.2
SYSCO Corp.	675,177	2.1
Reynolds American, Inc.	666,337	2.1
Sonoco Products Co.	664,832	2.1
Newell Rubbermaid, Inc.	635,168	2.0
R. R. Donnelley & Sons Co.	623,430	2.0
Net Assets	$31,461,507
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
Mercury General Corp.	$47,149,386	3.3%
Edwards Lifesciences Corp.	44,272,174	3.1
Rollins, Inc.	43,501,780	3.1
PetSmart, Inc.	41,189,099	2.9
Ross Stores, Inc.	40,336,398	2.9
Digital Realty Trust, Inc. REIT	38,215,800	2.7
Millipore Corp.	37,963,840	2.7
Willis Group Holdings, Ltd. (United Kingdom)	37,632,258	2.7
SVB Financial Group	36,784,992	2.6
Dun & Bradstreet Corp.	36,451,268	2.6
Net Assets	$1,410,806,285
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Kinder Morgan Management, LLC	$41,579,517	3.3%
Hawaiian Electric Industries, Inc.	41,190,574	3.2
Sealed Air Corp.	39,705,144	3.1
Abbott Laboratories	39,401,994	3.1
Willis Group Holdings, Ltd. (United Kingdom)	39,237,838	3.1
CACI International, Inc. Class A	38,326,500	3.0
Progress Energy, Inc.	37,600,734	3.0
Verizon Communications, Inc.	37,288,580	2.9
Mattel, Inc.	34,947,088	2.8
Beckman Coulter, Inc.	34,082,299	2.7
Net Assets	$1,270,282,813

Top Ten Sectors
9/30/2008
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets
Household-Home Furnishings	$839,460	2.7%
Restaurants	$771,250	2.5%
General Merchandise Stores	$746,550	2.4%
Pharmaceuticals	$743,721	2.4%
Household Products	$716,482	2.3%
Paper & Forest Products	$693,770	2.2%
Food & Meats-Packaged	$687,750	2.2%
Data Processing & Outsourced Services	$675,450	2.2%
Food Distributors	$675,177	2.1%
REITs-Diversified	$672,384	2.1%

Total Net Assets	$31,461,507
Meridian Growth Fund

	Market	Pct
Sector	Value	Assets
Healthcare Products	$132,534,023	9.4%
Industrial Conglomerates	$132,439,520	9.4%
Tech-Software	$112,498,115	8.0%
Retail	$87,597,050	6.2%
Insurance Brokers	$82,263,505	5.8%
Technology	$77,265,037	5.5%
Business Services	$70,980,010	5.0%
Brokerage & Money Management	$58,713,383	4.2%
Insurance-Property & Casualty	$47,149,386	3.3%
Consumer Services	$43,501,780	3.1%

Total Net Assets	$1,410,806,285
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets
Healthcare Products	$205,914,702	16.2%
Industrial Products	$158,996,008	12.5%
Utilities	$121,986,327	9.6%
Consumer Products	$105,460,670	8.3%
Energy	$89,717,415	7.0%
Media	$62,973,098	5.0%
Pharmaceuticals	$61,978,448	4.9%
Technology	$45,421,902	3.6%
Insurance Brokers	$39,237,838	3.1%
Information Technology Services	$38,326,500	3.0%

Total Net Assets	$1,270,282,813

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update     9/30/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
9/30/2008	10.14	0.00	11.95

For the period ending		Average Annual
30-Sep-08	Total Return	Compound Rate of Return
One Year	(15.98%)	(15.98%)
Three Years	8.06%	2.62%
Five Years
Ten Years
Since Inception (01/31/05)	11.95%	3.13%

Portfolio @     9/30/2008

AEROSPACE/DEFENSE - 1.9%
Boeing Co.

AIR FREIGHT & LOGISTICS - 1.8%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS - 1.8%
VF Corp.

AUTO PARTS & EQUIPMENT - 1.5%
Autoliv, Inc. (Sweden)

BANKING-DIVERSIFIED BANKS - 2.1%
Comerica, Inc.

BANKING-INVESTMENT BANKING & BROKERAGE - 1.0%
Morgan Stanley

BANKING-REGIONAL BANKS - 0.9%
Regions Financial Corp.

BREWERS - 1.0%
Anheuser-Busch Cos., Inc.

CHEMICALS-DIVERSIFIED - 2.0%
Dow Chemical Co. (The)

CHEMICALS-SPECIALTY - 1.8%
RPM International, Inc.

COMMERCIAL PRINTING - 2.0%
R. R. Donnelley & Sons Co.

COMPUTER HARDWARE - 2.0%
Diebold, Inc.

COMPUTER STORAGE & PERIPHERALS - 1.9%
Seagate Technology

CONSTRUCTION MATERIALS - 1.9%
Vulcan Materials Co.

CONSTRUCTION MATERIALS-STEEL - 1.8%
Timken Co.

DATA PROCESSING & OUTSOURCED SERVICES - 2.2%
Automatic Data Processing, Inc.

DISTRIBUTORS - 1.9%
Genuine Parts Co.

ELECTRICAL COMPONENTS & EQUIPMENT - 1.7%
Hubbell, Inc. Class B

ENVIRONMENTAL FACILITIES & SERVICES - 1.9%
Waste Management, Inc.

FOOD DISTRIBUTORS - 2.1%
SYSCO Corp.

FOOD & MEATS-PACKAGED - 2.2%
Kraft Foods, Inc. Class A

FOOD RETAIL - 2.0%
SUPERVALU, Inc.

GENERAL MERCHANDISE STORES - 2.4%
Family Dollar Stores, Inc.

HOTEL RESORTS & CRUISE LINES - 2.0%
Carnival Corp.

HOUSEHOLD APPLIANCES - 1.9%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS - 2.7%
Leggett & Platt, Inc.

HOUSEHOLD PRODUCTS - 2.3%
Kimberly-Clark Corp.

HOUSEWARES SPECIALTIES - 2.0%
Newell Rubbermaid, Inc.

INDUSTRIAL CONGLOMERATES - 2.0%
General Electric Co.

INDUSTRIAL MACHINERY - 1.8%
Eaton Corp.

INSURANCE BROKERS - 1.8%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-LIFE & HEALTH - 1.9%
Lincoln National Corp.

INSURANCE-PROPERTY & CASUALTY - 1.9%
Mercury General Corp.

LEISURE PRODUCTS - 2.0%
Mattel, Inc.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS - 1.7%
Caterpillar, Inc.

MEDIA-BROADCASTING & CABLE TV - 1.8%
CBS Corp. Class B

MOTORCYCLE MANUFACTURERS - 1.9%
Harley-Davidson, Inc.

OFFICE SERVICES & SUPPLIES - 2.0%
Avery Dennison Corp.

OIL & GAS-INTEGRATED - 1.9%
Chevron Corp.

PAPER & FOREST PRODUCTS - 2.2%
International Paper Co.

PAPER & PACKAGING - 2.1%
Sonoco Products Co.

PERSONAL PRODUCTS - 1.9%
Nu Skin Enterprises, Inc. Class A

PHARMACEUTICALS - 2.4%
Johnson & Johnson

REITS-DIVERSIFIED - 2.1%
Apartment Investment & Management Co. Class A REIT

RESTAURANTS - 2.5%
McDonald’s Corp.

SEMICONDUCTORS - 1.9%
Intel Corp.

SOFT DRINKS - 2.1%
Coca-Cola Co. (The)

TELECOMMUNICATION SERVICES-INTEGRATED - 1.9%
AT&T, Inc.

TOBACCO - 2.1%
Reynolds American, Inc.

UTILITIES-GAS - 2.0%
AGL Resources, Inc.

Breakdowns -
Common Stock Cost	$35,441,373
Common Stock %	96.6%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	3.4%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update     9/30/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
9/30/2008	32.94	0.00	1628.46

For the period ending		Average Annual
30-Sep-08	Total Return	Compound Rate of Return
One Year	(15.59%)	(15.59%)
Three Years	11.03%	3.55%
Five Years	42.11%	7.28%
Ten Years	190.98%	11.27%
Since Inception (8/1/84)	1628.46%	12.52%

Portfolio @     9/30/2008

AEROSPACE/DEFENSE - 0.4%
BE Aerospace, Inc.*

BANKING - 2.6%
SVB Financial Group*

BROKERAGE & MONEY MANAGEMENT - 4.2%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS SERVICES - 5.0%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING - 0.5%
International Game Technology

CELLULAR COMMUNICATIONS - 2.6%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY - 2.5%
RPM International, Inc.

COMPUTER HARDWARE - 2.4%
Diebold, Inc.

CONSTRUCTION - 2.4%
Granite Construction, Inc.

CONSUMER SERVICES - 3.1%
Rollins, Inc.

DISTRIBUTORS - 2.4%
Watsco, Inc.

ENERGY - 2.2%
FMC Technologies, Inc.*

HEALTHCARE INFORMATION SERVICES - 2.8%
Cerner Corp.*

HEALTHCARE PRODUCTS - 9.4%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES - 2.7%
Millipore Corp.*

INDUSTRIAL CONGLOMERATES - 9.4%
Airgas, Inc.
Cooper Industries, Ltd. Class A.
Dionex Corp.*
Pall Corp.

INDUSTRIAL SERVICES - 2.6%
Allied Waste Industries, Inc.*

INSURANCE BROKERS - 5.8%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-PROPERTY & CASUALTY - 3.3%
Mercury General Corp.

LEISURE & AMUSEMENT - 1.8%
Royal Caribbean Cruises, Ltd.

LEISURE PRODUCTS - 1.7%
Mattel, Inc.

REITS-DIVERSIFIED - 2.7%
Digital Realty Trust, Inc. REIT

RESTAURANTS - 2.8%
CBRL Group, Inc.
Jack in the Box, Inc.*

RETAIL - 6.2%
Bed Bath & Beyond, Inc.*
PetSmart, Inc.
Ross Stores, Inc.

TECHNOLOGY - 5.5%
NetApp, Inc.*
Trimble Navigation, Ltd.*
VeriSign, Inc.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE - 8.0%
Advent Software, Inc.*
Blackbaud, Inc.
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Teradata Corp.*

Breakdowns -
Common Stock Cost	$1,269,415,154
Common Stock %	95.0%
US Treasury Bills	3.9%
Cash and Other Assets Less Liabilities	1.1%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update     9/30/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
9/30/2008	28.39	0.00	657.89

For the period ending		Average Annual
30-Sep-08	Total Return	Compound Rate of Return
One Year	(11.29%)	(11.29%)
Three Years	14.73%	4.69%
Five Years	53.10%	8.89%
Ten Years	294.45%	14.71%
Since Inception (2/94)	657.89%	14.84%

Portfolio @     9/30/2008

AEROSPACE/DEFENSE - 1.0%
BE Aerospace, Inc.*

AGRICULTURE - 0.3%
Bunge, Ltd.

APPAREL - 2.1%
Carter’s, Inc.*
Liz Claiborne, Inc.
Quiksilver, Inc.*

BANKING - 1.2%
Annaly Capital Management, Inc. REIT.

CONSUMER PRODUCTS - 8.3%
Avon Products, Inc.
Briggs & Stratton Corp.
Electronic Arts, Inc.*
Pactiv Corp.*

CONSUMER SERVICES - 0.6%
Jackson Hewitt Tax Service, Inc.

ENERGY - 7.0%
Exterran Holdings, Inc.*
International Coal Group, Inc.*
Kinder Morgan Management, LLC*
TETRA Technologies, Inc.*
Transocean, Inc.*

ENGINEERING & CONSTRUCTION - 0.9%
KBR, Inc.

FOOD & MEATS-PACKAGED - 2.1%
Kraft Foods, Inc. Class A

HEALTHCARE PRODUCTS - 16.2%
Abbott Laboratories
Affymetrix, Inc.*
American Medical Systems Holdings, Inc.*.
Baxter International, Inc.
Beckman Coulter, Inc.
Covidien, Ltd.
STERIS Corp.

INDUSTRIAL PRODUCTS - 12.5%
Albany International Corp. Class A
Cabot Corp.
Franklin Electric Co., Inc.
Mine Safety Appliances Co.
Schnitzer Steel Industries, Inc. Class A
Sealed Air Corp.

INFORMATION TECHNOLOGY SERVICES - 3.0%
CACI International, Inc. Class A*

INSURANCE BROKERS - 3.1%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 1.4%
Polaris Industries, Inc.
Shuffle Master, Inc.*

LEISURE PRODUCTS - 2.7%
Mattel, Inc.

MEDIA - 5.0%
Arbitron, Inc.
Grupo Televisa SA ADR (Mexico)
Marvel Entertainment, Inc.*

METALS - 1.6%
Gold Fields, Ltd. ADR.

MOTORCYCLE MANUFACTURERS - 0.5%
Harley-Davidson, Inc.

PHARMACEUTICALS - 4.9%
Cephalon, Inc.*
Charles River Laboratories International, Inc.*
ImClone Systems, Inc. *

SEMICONDUCTORS - 2.5%
Intel Corp.

TECHNOLOGY - 3.6%
Intermec, Inc.*
Western Digital Corp.*
Zebra Technologies Corp. Class A*

TELECOMMUNICATIONS SERVICES - 2.9%
Verizon Communications, Inc.

TRUCKING - 1.7%
Con-way, Inc.

UTILITIES - 9.6%
Avista Corp
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
Progress Energy, Inc

Breakdowns -
Common Stock Cost	$1,265,127,224
Common Stock %	94.7%
U.S. Treasury Bills	4.7%
Cash and Other Assets Less Liabilities	0.6%